Room 4561

January 10, 2008

Martin Wade, III
Chairman and Chief Executive Officer
Broadcaster, Inc.
9201 Oakdale Avenue, Suite 200
Chatsworth, CA 91311

>   **Re: Broadcaster, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed January 10, 2008**
>   **File No. 0-15949**

Dear Mr. Wade:

We have reviewed your filing and have the following comments.

<u>General</u>

1.   We note your response to comment 2 of our letter dated January 8, 2008. Please ensure that your revised disclosure addresses all material elements of the disagreement between the Company's Board of Directors and management over shutting down the Company's business operations. For example, your revised disclosure does not address the approximate timeframe of the conversations between shareholders and directors, the site or venue of such conversations, and the participants and the substance of these conversations. Your revised disclosure also does not address at whose behest these discussions occurred. Please also consider disclosing if any board resolutions were adopted as a result of the discussions and whether management implemented such resolutions. Alternatively, please explain why this information is not material to shareholders.

2.   Please revise your disclosure to identify the shareholders who provided their written consent for the removal of the two directors. Provide each shareholder's percentage beneficial ownership of the Company's common stock.

3.   Please tell us whether the Company is currently pursuing, or has recently pursued, a reverse merger with any candidate, whether or not approved by the Board of Directors. If so, please describe for us any affiliation between that reverse merger candidate and the Company or its affiliates. Finally, please tell us whether any

plan, proposal or arrangement regarding a reverse merger or other material corporate transaction (other than the decision to wind down the business as addressed in comment 1) is or has recently been the subject of a disagreement with any member of your board of directors.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (516) 222-0948</u>
       Leslie Marlow
       Lehman & Eilen LLP
       Telephone: (516) 222-0888